Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

[redacted]

08005174

24 September 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

PROCESSED
OCT 07 2008
THOMSON REUTERS

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

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24 September 2008

Star City expansion to create world-class casino for Sydney

Tabcorp Holdings Ltd today announced that it will invest $475 million to transform Star City casino into a world-class entertainment destination, complete with a new 5 star hotel, more restaurants, bars and improved entertainment and gaming facilities.

The expansion plans have been lodged with the New South Wales Planning Department and go on public display today (Wednesday).

The major investment follows an agreement with the New South Wales Government to extend Star City's exclusivity and concession arrangements for a further 12 years.

The Star City expansion proposal will:

- Reorient the casino towards the harbour and Sydney skyline. The main gaming floor and new top-end restaurants will face the city skyline, giving customers one of the best views of Sydney
- Create a new grand entry to the casino at the harbour side of the existing building, replacing the current staircase
- Build a new, 309 room hotel on a vacant block of land next to the casino. The hotel will be the first major 5 star hotel built in the Sydney CBD since the Olympic Games. The hotel will add 500 car parks to the property
- Expand the food and beverage offer to give customers a choice of up to 30 restaurants and bars
- Create a new retail galleria offering quality fashion and retail stores
- Expand the existing ballroom to hold at least 1,200 people and create additional conference / banquet facilities
- Redevelop the existing gaming floor to bring it up to world standard and expand it towards the city skyline and under the new hotel tower.

The new Star City complex will include a range of "green" initiatives such as environmentally responsible materials, harvesting rainwater for hotel use, avoiding the use of ozone depleting substances and other energy conservation measures.

The project will involve around 750 new construction jobs over the next three years and create an extra 900 hotel and casino jobs when the expansion is completed. The plans are all subject to Planning Department approval.

Tabcorp's Chief Executive Officer Elmer Funke Kupper said Sydney deserved to have the best entertainment venue in Australia - and the new-look Star City complex will be a leading destination for local and international visitors.

"The expansion will make Star City the destination of choice for entertainment in Sydney. The new licence agreement with the New South Wales Government allows us to make a substantial investment and make the casino an integral part of 'Brand Sydney' that will attract domestic and international visitors. It is a great outcome for customers, for the State and for Tabcorp," Mr Funke Kupper said.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
www.tabcorp.com.au

* * * * *

Construction is expected to start in early 2009 and all work completed in 2011.

Tabcorp's Chief Executive of Casinos Walter Bugno said Star City was now more than 10 years old and needed an overhaul. "This is our chance to build a world-class casino and entertainment complex," he said.

"We are proposing to build a new entertainment and tourism precinct along the harbour foreshore - a place where Sydney-siders and tourists will want to visit and enjoy the best stage shows, restaurants, bars and gaming and entertainment facilities.

"For the first time, Star City will be facing the harbour and the city and that will give us an advantage that no other casino in the world can match. It will offer a stunning view across Sydney, matched with the best entertainment options for locals and international guests."

Mr Bugno said the final floor plans were still being designed so it was too early to be specific about the proposed facilities, although he envisaged that there would be around 17 restaurants and 11 bars in the new complex.

"The Star Theatre will be transformed into a multi-purpose venue which will still be used for small concerts, live telecasts, cinema and fashion parades and it will also have an exciting new sports betting area," Mr Bugno said.

"The Lyric Theatre - acknowledged as one of the best stage theatres in Australia - will be retained and remain a centrepiece of the expanded complex.

"That means we will continue to be able to bring the best shows in the world - like *The Phantom of the Opera, Mamma Mia, Priscilla Queen of the Desert* and others - to Sydney," he said.

Mr Bugno said that, under the new licence agreement with the New South Wales Government, Star City can operate additional tables subject to Casino Control Authority approval. There will be no expansion of Electronic Gaming Machines and the current cap of 1,500 gaming machines remains in place.

Mr Bugno said the expansion plans were now being considered by the New South Wales Planning Department and will be put on public display for comment from today.

For further information contact:

Peter Grimshaw, Star City Media and Government Relations Director, 02 9657 7643
Nicholas Tzaferis, Tabcorp External Communications Manager, 03 9868 2529

END